Mail Stop 3010

May 6, 2010

Mr. Michael B. Berman
Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

      Re: Equity Lifestyle Properties, Inc.
            Form 10-K for the year ended December 31, 2009
            File No. 1-11718

Dear Mr. Berman:

     We have reviewed your first response letter filed on April 19, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ending December 31, 2009

Financial Statements

Consolidated Statements of Operations, page F-5

1. We note your response to prior comment 1 and your new proposed income statement format. Please present depreciation along with other property operating expenses within your consolidated statements of operations such that you do not use a line caption excluding depreciation from the other property operating expenses. Additionally, tell us what consideration you have given to presenting interest income and income from other

investments outside of operating income in a section for non-operating income under the guidance of Rule 5-03 of Regulation S-X.

2. We note your response to prior comment 1 and we are unable to provide the relief which you have requested. Please restate your 2009 financial statements in an amended filing to address home sales, ground lease rentals, and interest income related to the financing of customer right-to-use contracts in a manner that complies with Rule 5-03 of Regulation S-X. Additionally, we are unable to agree with your conclusion of effectiveness as of December 31, 2009 for disclosure controls and procedures based upon the considerations that you have cited within your response. Tell us how you were able to reach the conclusion that disclosure controls and procedures were effective as of December 31, 2009 or otherwise advise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief